新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2008 MAY 30 A 11:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Beijing 2008

Your Ref: 82-1755
Our Ref.: CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

23 May 2008

[redacted]

08002914

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BY COURIER

SUPPL

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

PROCESSED
JUN 02 2008
THOMSON REUTERS

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com　電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/12-07/MK

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Court of First Instance (the "Court") determined today that there is no restriction on the power of Sun Hung Kai Properties Limited (the "Company") and/or the board of directors (the "Board") to consider and, if thought fit, resolve to determine the appointment, the term of office and/or the removal of any director, officer or agent of the Company.

The Interim Order (as defined below) obtained by Mr. KWOK Ping-sheung, Walter ("Mr. Walter Kwok") on 15 May 2008 was determined today by the Court to be misconceived and of no further effect.

By way of background, the meeting of the Board of the Company scheduled to take place at 2:00 p.m. on 15 May 2008 (the "15 May Board Meeting") was adjourned in light of a legal action having been brought by Mr. Walter Kwok (on behalf of himself and also purporting to sue on behalf of all shareholders of the Company other than certain named parties) against the Company and all the directors of the Company (the "Directors") (other than Mr. Walter Kwok). An interim order (the "Interim Order") of the Court was granted at around 1:00 p.m. on 15 May 2008 on an ex parte application made by Mr. Walter Kwok (the "Ex parte Summons") and only hearing his legal representative's argument on his behalf. The terms of the Interim Order were to: (i) restrain all the Directors (other than Mr. Walter Kwok) from voting at the 15 May Board Meeting to terminate the appointment of Mr. Walter Kwok as Chairman of the Board and Chief Executive of the Company and/or to re-designate him as a non-executive Director, and (ii) restrain the Company from implementing any such resolution of the Board at the 15 May Board Meeting.

On 19 May 2008, a summons was taken out by Mr. Walter Kwok to vary the terms of the Interim Order to the effect that the restrictions set out in the Interim Order not only apply to the 15 May Board Meeting but also to any meeting of the Board (the "Second Summons").

The Court did not have an opportunity to hear the arguments of the parties (other than Mr. Walter Kwok) on the Ex parte Summons. The Court held a hearing of the Second Summons at 10:00 a.m. on 23 May 2008 at which all the parties were represented. After hearing all the parties, the Court held that the Interim Order, although no longer of any effect, was misconceived, and the Second Summons was dismissed by the Court.

The day-to-day operations of the Company have not been affected. Further announcement will be made by the Company in compliance with the relevant requirements of the Listing Rules as and when required.

By the order of the Board
WONG Yick-kam, Michael
Director

Hong Kong, 23 May 2008

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END